ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

February 7, 2020

Angela C. Jaimes

(617) 951-7591

angela.jaimes@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: David Orlic

Re:	Allianz Funds Multi-Strategy Trust (Registration Nos. 333-148624 and 811-22167)— Responses to Comments on Post-Effective Amendment No. 137

Dear Mr. Orlic:

I am writing on behalf of Allianz Funds Multi-Strategy Trust (the “Trust”) to respond to the supplemental comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission,” or, the “SEC”) received on January 30, 2020, on the Trust’s Post-Effective Amendment No. 137 (the “485(a) Amendment”) to the Trust’s Registration Statement on Form N-1A in connection with the annual update of the Trust’s Registration Statement for all of its series (each, a “Fund”) and related to the Trust’s correspondence filing dated January 29, 2020 (the “Initial Response Letter”). The Staff previously provided comments on the 485(a) Amendment on December 31, 2019 (each an “Initial Comment” and together, the “Initial Comments”) to which we provided responses in an Initial Response Letter submitted to the SEC on January 29, 2020.

Summaries of your supplemental comments and the Trust’s responses are set forth below. The Trust hereby confirms that the relevant responses below were reflected in Post-Effective Amendment No. 138 (the “485(b) Amendment”) to the Trust’s Registration Statement, which was filed on January 31, 2020 with an effective date of February 1, 2020, pursuant to Rule 485(b) under the Securities Act.

Prospectus

Prior Related Performance of Related Funds

1.

Comment: The Staff reiterates certain concerns expressed in its Initial Comment 9 to the 485(a) Amendment. Please consider disclosure in the “Prior Related Performance of Related Funds” section that performance as represented could be impacted by currency conversions.

Response: In response to this comment, the above-referenced disclosure has been revised as follows (new language denoted by underline):

The Composites’ performance information is calculated on the basis of the returns of underlying accounts expressed in U.S. dollars; to the extent that accounts underlying the Composites are denominated in currencies other than U.S. dollars, the returns of those accounts have been converted to U.S. dollars as of each reference date, prior to factoring those accounts into the Composites’ performance. Converting an underlying account denominated in a foreign currency to U.S. dollars will impact total annual returns for the applicable Composite.

Statement of Additional Information

Investment Restrictions—Fundamental Investment Restrictions

2.

Comment: The Staff acknowledges that the Trust cannot change a fund’s fundamental policy without shareholder approval. For the Preferred Securities and Income Fund’s policy on concentration, the current disclosure states that the Fund “expects” to concentrate in the financials sector. The Staff believes that shareholders would benefit from disclosure noting that, although the fundamental policy states the Fund “expects” to concentrate, the Fund is not reserving discretion to deviate from its intended approach of concentrating in the applicable industry or sector.

Response: In response to this comment, the above-referenced disclosure has been revised as follows (new language denoted by underline):

The Preferred Securities and Income Fund would be deemed to “concentrate” in a particular industry if it invested 25% or more of its total assets in that industry. Pursuant to fundamental investment policy (1) above, the Preferred Securities and Income Fund expects to concentrate in the financials sector. The Preferred Securities and Income Fund maintains a compliance policy to concentrate in the financials sector and does not reserve discretion to deviate from that compliance policy. The industry concentration policy of this Fund does not preclude it from focusing investments in issuers in a group of related industrial sectors.

* * * * *

Please do not hesitate to call me (at 617-951-7591) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.

Kind regards,

/s/ Angela C. Jaimes

Angela C. Jaimes, Esq.

cc:	Angela Borreggine, Esq.

Emily Picard, Esq.

David C. Sullivan, Esq.

George B. Raine, Esq.

Benjamin J.G. Ruano, Esq.